July 10, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Mr. Jim B. Rosenberg
Mr. Frank Wyman
Ms. Lisa Vanjoske

Re:	Synageva BioPharma Corp.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 14, 2013
File No. 000-23155

Dear Mr. Rosenberg, Mr. Wyman and Ms. Vanjoske:

Synageva BioPharma Corp. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated June 20, 2013 (the “Comment Letter”), with regards to the Company’s Form 10-K for the year ended December 31, 2012, filed with the Commission on March 14, 2013.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the response of the Company.

Notes to Consolidated Financial Statements

Note 7. Share Based Payments, page 71

1.	With regard to your response to comment two, it is not clear how the companies used as peers are similar to you in terms of size, stage of life cycle and financial leverage. It does not appear appropriate to only consider the rare disease focus as the most important factor when estimating expected volatility. We note, for example, Shire has a current market capitalization of $18 billion, 2012 revenues of $4.7 billion, and 2012 research and development expense of $966 million as compared to your current market capitalization of $1 billion, 2012 revenues of $15 million and 2012 research and development expense of $37 million. It does not appear that any of the companies are similar in size and stage of life cycle to you except Amicus. If you continue to believe the identified peer companies are similar to you provide a more thorough analysis of each factor (size, stage of life cycle and financial leverage) explaining why you believe it is appropriate to use the peer companies you selected in estimating the expected volatility that marketplace participants would be likely to use in determining an exchange price for an option. Refer to ASC 718-10-55-35 through ASC 718-10-55-41.

United States Securities and Exchange Commission

July 10, 2013

Response:

The Company acknowledges the Staff’s comment and has provided further details below regarding the methodology used in evaluating the estimated volatility of option awards and why we consider it to be appropriate for the fiscal year ended December 31, 2012. The Company considered the guidance from ASC 718-10-55-35 through ASC 718-10-55-41, which provides multiple factors and variables for companies to use in estimating expected volatility and requires that an entity’s estimate of expected volatility be reasonable and supportable. Key relevant factors of expected volatility that are identified in ASC 718-10-55-37 include:

•	The implied volatility of the share price determined from the market prices of publicly traded options;

•	Historical public stock data; consideration of the volatility of similar entities, including factors such as industry, stage of life cycle, size, and financial leverage;

•	Regular intervals for price observations; and

•	Corporate and capital structure.

The Staff’s comment appears to be specific to ASC 718-10-55-37(c). We acknowledge that our selected peer group has been weighted to companies within our specialized subsector of the life sciences industry and with a similar financial leverage profile (e.g. minimal levels of debt). We believe these criteria are more appropriate than comparing ourselves to companies of a similar size and life cycle stage for multiple reasons. Our lead product, sebelipase alfa, is an enzyme replacement therapy for a lysosomal storage disorder. As disclosed by the Company in its Form 10-K, in contrast to preclinical testing of most other experimental therapies, it is generally accepted that efficacy for this class of therapies in lysosomal storage disorder disease models is often highly predictive of clinical effectiveness. We believe the predictive nature of our early data related to sebelipase alfa has resulted in fewer significant price movements for our stock compared to other early stage biopharmaceutical companies, as our lead drug candidate moves through clinical trials. Also, we did not identify other rare disease companies of our size and stage of life cycle that had extended periods of trading history to use as comparators when selecting valuation assumptions in 2012.

The Company’s reverse merger in 2011 changed, among other things, the financial leverage profile of the Company, by eliminating its outstanding debt and convertible preferred stock, and increasing its access to investment capital. The two public equity offerings in January and July of 2012 further strengthened the Company’s balance sheet. As a result of these changes in the Company’s leverage profile, it was able to reduce the financing risk associated with many early stage biopharmaceutical companies. In these ways, we believe the Company’s stock volatility relates to the peer group identified.

In addition to industry, size, stage of life cycle, and financial leverage, ASC 718-10-55-37 provides other metrics and factors to be used to evaluate estimated volatility, including

United States Securities and Exchange Commission

July 10, 2013

historical price information, implied volatility of publicly traded options and capital structure.

Since the reverse merger, the Company has experienced a lower historic volatility than many other early stage companies. We believe this can be attributed to the reasons discussed above, including the predictive nature of our early data and the capital structure of the company. As of December 31, 2012, the Company’s historical volatility, based on the daily closing price of its stock since November 2, 2011, the date of the reverse merger, totaled 48.1%. Extended further through June 30, 2013 the volatility totaled 45.7%. ASC 718-10-55-37(c) indicates that historical volatility for periods less than the expected or contractual term may be considered in determining volatility.

ASC 718-10-55-37(b) identifies the “implied volatility of the share price determined from the market prices of traded options” as a key factor in estimating volatility. As it relates to publicly traded options, implied volatility is a measure of a security’s expected volatility as reflected by the market price of the traded options on that security. As of December 31, 2012, the implied volatility of a 180 day option of the Company’s stock was approximately 46% (per Fidelity.com). The following chart summarizes the implied volatility of the Company’s publicly traded options as of June 30, 2013:

Term	Current IV Index				1 Week Ago		1 Month Ago
	Call	Chg.	Put	Chg.	Call	Put	Call	Put
30	45.06%	-1.61%	46.12%	1.67%	46.66%	46.54%	51.21%	49.54%
60	44.74%	-1.70%	45.76%	0.89%	45.32%	45.51%	48.04%	46.53%
90	44.16%	-0.86%	45.23%	1.40%	44.87%	45.16%	46.17%	45.28%
120	43.70%	-0.63%	44.87%	1.51%	44.62%	44.97%	45.21%	44.64%
150	43.18%	-0.82%	44.52%	1.33%	43.90%	44.46%	44.59%	44.28%
180	42.84%	-0.95%	44.28%	1.21%	43.41%	44.11%	44.12%	44.08%

Source: Fidelity.com, 7/1/2013

We will consider similar option information as part of our ongoing assessment of volatility in the future.

When evaluating all of the factors for consideration identified in ASC 718-10-55-35 through 41, the Company believes that the volatility rate utilized in its Black-Scholes calculations is reasonable and supportable. However, the Company does acknowledge the Staff’s comment regarding including companies of a similar size and life cycle in its volatility peer group. As a result, and in an effort to include the other key factors identified in the guidance, for 2013 and future periods the Company will evaluate estimated volatility using a blended approach encompassing:

•	Historical experience and peer group (including industry, size, life cycle and financial leverage), and

United States Securities and Exchange Commission

July 10, 2013

•	Implied volatility from publicly traded options with the longest available contractual terms.

In the future, we will also expand our peer group to include additional companies of a similar size and stage of life cycle. The Company plans on utilizing the peer group summarized in the table below (volatilities as of December 31, 2012) when valuing its 2013 grants:

Company	Volatility	Consideration
Alexion Pharmaceuticals, Inc.	36.9%	Industry, Financial leverage
Amicus Therapeutics, Inc.	79.2%	Industry, Size, Financial leverage, Stage of life cycle
BioMarin Pharmaceutical Inc.	46.4%	Industry
Shire plc	30.3%	Industry
ViroPharma, Inc.	58.9%	Industry, Financial leverage
*Achillion Pharmaceuticals, Inc.	91.9%	Financial leverage, Stage of life cycle
*Alnylam Pharmaceuticals, Inc.	55.6%	Size, Financial leverage, Stage of life cycle
*Ariad Pharmaceuticals, Inc.	74.4%	Size, Financial leverage, Stage of life cycle
*ImmunoGen, Inc.	62.4%	Size, Financial leverage, Stage of life cycle
*Infinity Pharmaceuticals, Inc.	63.9%	Size, Financial leverage, Stage of life cycle

Peer Group Average	60.0%

*Addition to volatility peer group for 2013

For 2012 purposes, this change in the selected peer group would have had an immaterial impact of approximately 1% of net loss, as reported in our 2012 financial statements. Had we utilized a blended approach to calculating volatility in our 2012 option valuations consistent with our plan going forward, the impact on 2012 net loss would have been further reduced to approximately 0.6%.

* * * * *

The Company acknowledges the Staff’s position that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact me at (781) 357-9965.

Sincerely,

/s/ Stephen F. Mahoney

Stephen F. Mahoney

Vice President, General Counsel

Synageva BioPharma Corp.

Cc:	Sanj K. Patel, President & Chief Executive Officer

Carsten Boess, Senior Vice President, Chief Financial Officer

Paul Kinsella (Ropes & Gray LLP)